WRITTEN RESPONSES TO SEC STAFF COMMENTS
MADE BY LETTER DATED SEPTEMBER 18, 2007

Auxilio, Inc. (the “Company”), in connection with the filing of Form 10-KSB for the year ended December 31, 2006 filed with the SEC on April 2, 2007, the filing of Form 10-QSB for the quarter ended March 31, 2007 filed with the SEC on May 15, 2007, and the filing of Form 10-QSB for the quarter ended June 30, 2007 filed with the SEC on August 14, 2007, hereby makes the following responses to the SEC Staff comments made by letter dated September 18, 2007.  For your ease of reference, the response is preceded by a reproduction of the Staff comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8A Controls and Procedures, page 19

Question 1.

We noted your statement that the CEO and CFO have concluded that, subject to the inherent limitations described in this section, the company’s disclosure controls and procedures are effective. Given the limitations described, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls are effective. Please revise your disclosure to state in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response 1:

Based on the above comment, and our follow-up discussions with SEC staff, we will amend our Item 8A disclosure, through the filing of an amendment to our Form 10-KSB for the year ended December 31, 2006 filed with the SEC on April 2, 2007, to address your points of concern.

The revised Item 8A would read as follows:

Item 8A. Controls and Procedures.

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under that Act (the Exchange Act), such as this Annual Report on Form 10-KSB, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. Our disclosure controls and procedures also are designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures in effect as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures were effective to provide reasonable assurance that material information, relating to the Company and its consolidated subsidiaries, required to be included in our Exchange Act reports, including this Annual Report on Form 10–KSB, is made known to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis.

During the most recent fiscal quarter, there were no significant changes in the Company’s internal control over financial reporting or in other factors that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Question 2.

Form 10-QSB

Note 7 – Revolving Loan Payable, page 12

Advise us supplementally and clarify in your future filings the accounting impact of restructuring the loan agreement with Cambria in August 2007 and address the incentives offered in the form of accelerated vesting and additional warrants.

Response 2:

The restructuring of the loan agreement was completed in August 2007. Because the terms were not agreed to or implemented until then, the accounting impact of the restructuring is appropriately not reflected until the three months ended September 30, 2007. The disclosure that will appear in the 10-QSB for the three ended September 30, 2007 will read similar to the following:

In August 2007, the Company restructured the Loan Agreement with Cambria Investment Fund L.P. extending the maturity date of the $745,000 outstanding balance to May 1, 2008 and extending the maturity date of the remaining unborrowed amount of $755,000 to December 31, 2008.  In return, the Company agreed to immediately vest the remaining 240,000 unvested warrants under the original agreement and provide one additional warrant share for every two dollars of new borrowings against the $755,000.  The exercise price of the additional warrants of $0.72 represents a 10% discount to the closing price of the Company’s common stock on the effective date of the restructuring.

The fair value of the warrant for the 240,000 shares issued in connection with the restructuring was $128,123. In accordance with APB 14, “Accounting for Convertible

Debt and Debt Issued with Stock Purchase Warrants,” the Company has allocated a value of $128,123 to the warrants based on their relative fair value. Such amount was recorded as a loan acquisition cost and will be amortized to interest expense over the remaining life of the note using the straight-line interest method.  The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 5.31%; (iii) expected volatility of 81.14%; and (iv) an expected life of the warrants of five years.

Question 3.

Exhibit 31.1 and 31.2 Certifications

We noted that the identification of the certifying individual at the beginning of the certification required by the Exchange Act 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certification in a personal capacity. Also, confirm that in future filings you will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual’s title.

Response 3:

Please accept this as confirmation that both Paul T. Anthony and Etienne Weidemann signed the certifications in a personal capacity. Further, we confirm that all future certifications by them will not include their individual titles.

Company Acknowledgement

In connection with the Company’s responses to SEC Staff comments made by letter dated September 18 2007, and as contained herein, the Company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul Anthony
Chief Financial Officer
Auxilio Inc.
949-614-0698 (ph)
949-614-0701